Results of the Shareholder Meeting (Unaudited)

A Special Meeting of shareholders of the Liberty All-Star Growth Fund (the “Fund”) was held on September 30, 2011 (the “Meeting”). On July 19, 2011, the record date of the Meeting, the Fund had outstanding 30,080,350 shares of common stock. The meeting was held as a result of the acquisition of ALPS Holdings, Inc., ALPS Advisors’ parent company, by DST Systems, Inc. At the Meeting, the following matters were voted on and approved by the shareholders. The results of the Special Meeting of shareholders are noted below.

Proposal 1 - To approve a new Investment Advisory Agreement between the Fund and ALPS Advisors, Inc.:

	Number of Votes				Percentage of Total Outstanding Shares			Percentage of Votes
Advisor	Total Record Date Votes	Affirmative	Against	Abstain	Affirmative	Against	Abstain	Affirmative	Against	Abstain
ALPS Advisors, Inc.	19,449,748.171	16,226,187.214	2,481,739.641	741,821.316	53.943%	8.250%	2.466%	83.427%	12.759%	3.814%

Proposal 2 - To approve a new Portfolio Management Agreement for the Fund with ALPS Advisors, Inc. and each of the following Sub-Advisers:

	Number of Votes				Percentage of Total Outstanding Shares			Percentage of Votes
Sub-Adviser	Total Record Date Votes	Affirmative	Against	Abstain	Affirmative	Against	Abstain	Affirmative	Against	Abstain
TCW Investment Management Co.	19,449,748.171	16,249,995.078	2,461,925.838	737,827.255	54.022%	8.184%	2.453%	83.549%	12.658%	3.793%
M.A Weatherbie & Co., Inc.	19,449,748.171	16,240,450.165	2,467,008.838	742,289.168	53.990%	8.201%	2.468%	83.500%	12.684%	3.816%